SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 11 July 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland

Resolutions Passed at the Extraordinary General Court

All of the resolutions proposed at the Extraordinary General Court of the Bank held on 11 July 2011 were duly passed.

The Results of the voting on each resolution are as follows:

Resolution 1

To approve the Government Transaction as a related party transaction pursuant to the Listing Rules.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
1	772,790,402	99.65	2,717,785	0.35	3,921,505	779,429,692

Resolution 2

To approve the Renominalisation of the Ordinary Stock and the Deferred Stock.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
2	2,682,609,581	99.90	2,768,927	0.10	3,900,560	2,689,279,068

Resolution 3

To increase the Bank's authorised Capital Stock.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
3	2,667,600,327	99.34	17,854,116	0.66	3,824,625	2,689,279,068

Resolution 4

To issue Ordinary Stock and disapply pre-emption rights to effect the Proposals.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
4	2,667,544,997	99.33	17,895,954	0.67	3,838,177	2,689,279,068

Resolution 5

To issue the Allotment Instrument in respect of Allotment Instruments Stock necessary to effect the Debt for Equity Offers.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
5	2,681,304,165	99.85	4,023,595	0.15	3,950,153	2,689,277,913

Resolution 6

To issue Ordinary Stock under the State Placing and Debt for Equity Offers at a discount of more than 10%.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
6	771,357,902	99.46	4,172,352	0.54	3,898,438	779,428,692

As the NPRFC (National Pensions Reserve Fund Commission), which currently holds 36.04% of the Existing Ordinary Stock, is a related party it did not vote on resolutions 1 and 6.

Pursuant to the Resolutions being passed by Stockholders, the renominalisation of the Bank's units of Ordinary Stock from €0.10 to €0.05 each will become effective at the close of business today (11 July 2011).  No new stock certificates will be issued in respect of the €0.05 Ordinary Stock as existing stock certificates for Existing Ordinary Stock will remain valid in respect of the same number of €0.05 Ordinary Stock arising from the renominalisation.

Capitalised terms used and not otherwise defined in this announcement have the meaning given to such terms in the Prospectus published on 18 June 2011.

The "Vote Withheld" option is provided to enable abstention on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes "For" and "Against" a resolution.

The full text of each resolution was set out in the Governor's Letter to holders of Ordinary Stock and Notice of the Extraordinary General Court which was posted to stockholders on 18 June 2011.

Copies of these resolutions have been forwarded to the Irish Stock Exchange and are available for inspection at the following location:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.
Tel: + 353 1 6174200

and on the following website:

http://www.hemscott.com/nsm.do

11 July 2011

For further information contact:
Helen Nolan, Group Secretary
Tel: + 353 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 11 July 2011